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14049833



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 4 2014

189

FACING PAGE

SEC FILE NUMBER
8-68015

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Virtu Financial BD LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Concannon   (212) 418-0116
                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Center   New York   NY   10112
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

3/27

AFFIRMATION

I, Chris Concannon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Virtu Financial BD LLC (the "Company"), as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____ 3/1/14
Signature   Date

CEO
Title

_____
Notary Public

VIRTU FINANCIAL BD LLC

TABLE OF CONTENTS

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VIRTU FINANCIAL BD LLC

(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

(SEC I.D. No. 8-68015)



STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL
* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Virtu Financial BD LLC

We have audited the accompanying statement of financial condition of Virtu Financial BD LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Virtu Financial BD LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 1, 2014

Member of
Deloitte Touche Tohmatsu Limited

VIRTU FINANCIAL BD LLC
(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	24,851,647
Receivables from broker dealers and clearing organizations		290,756,124
Interest and dividends receivable		1,749,224
Securities borrowed		708,103,117
Financial instruments owned, at fair value		604,756,391
Financial instruments owned and pledged as collateral, at fair value		413,213,884
Equipment (net of accumulated depreciation of $1,174,226)		192,108
Due from affiliates		5,164,181
Other assets ($958,963, at fair value)		2,224,774
Total Assets	$	2,051,011,450

Liabilities and Member's Equity

Liabilities:

Payables to broker dealers and clearing organizations	$	327,466,863
Accounts payable and accrued expenses		16,615,579
Interest and dividends payable		1,290,974
Securities loaned		1,029,311,585
Financial instruments sold, not yet purchased, at fair value		508,512,651
Short term borrowings		72,800,000
Total liabilities		1,955,997,652
Member's Equity		95,013,798
Total Liabilities and Member's Equity	$	2,051,011,450

See accompanying notes to statement of financial condition.

1. NATURE OF BUSINESS

Virtu Financial BD LLC (the "Company") is a Delaware limited liability company formed on May 2, 2008. The sole member is Virtu Financial Operating LLC (the "Parent"), a Delaware limited liability company and a wholly owned subsidiary of Virtu Financial LLC (the "Ultimate Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission, the Chicago Stock Exchange and various other U.S. exchanges. The Company does not carry customer accounts nor act on behalf of any customers but rather is a proprietary trading firm and market maker on United States and foreign exchanges. The Company maintains hedged positions in listed equities, futures on equity indices, equity futures, and commodity futures contracts. The Company is a self-clearing broker-dealer for U.S. equities and maintains clearing memberships with the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation. Trades in currency and commodity futures contracts are executed through a Futures Commission Merchant ("FCM").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates— The preparation of the financial statement in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Securities Borrowing and Lending—The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts cash collateral. In accordance with substantially all its stock loan and stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Interest on such transactions is recorded gross on an accrual basis.

Receivables from and Payables to Broker Dealers and Clearing Organizations—At December 31, 2013, receivables from broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, deposits of cash or other short-term securities held by other clearing organizations or exchanges, open equity in futures transactions, securities failed to deliver and cash held by broker-dealers. Amounts receivable from broker-dealers may be restricted to the extent that they serve as deposits for financial instruments sold, not yet purchased.

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several broker-dealers. The Company is subject to credit risk to the extent any broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such broker-dealers and does not anticipate any losses from these counterparties.

As of December 31, 2013, payables to broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, open equity in futures transactions and cash payable to broker-dealers in relation to the Company's proprietary trading.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased—The Company carries financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value. Fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited.

Fair Value Measurements— At December 31, 2013, substantially all of the Company's assets and liabilities, including financial instruments, were carried at fair value based on published market prices and are marked to market daily or were assets which are short-term in nature and were carried at amounts that approximate fair value. The Company's assets and liabilities that are recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurement*. ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. ASC 820-10 requires a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Transfers in or out of hierarchy levels are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between Level 1 and Level 2 during the year ended December 31, 2013.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Forward Contracts— Forward contracts include forward swaps with related parties to economically hedge gains and losses. Swap contracts are governed by International Swaps and Derivatives Association agreements ("ISDA"), which provide the right to offset and settle during the life of the contracts. The Company has satisfied the following rules which allows the Company to offset: (i) each of two parties owes the other determinable amounts, (ii) the reporting party has the right to set off the amount owed with the amount owed by the other party, (iii) the reporting party intends to set off and (iv) the right of setoff is enforceable at law. The Company regularly settles any payables or receivables associated with these contracts. Forward contracts are priced based on the values of the underlying financial instruments within the contract. The underlying financial instruments are currencies and commodities which are actively traded on exchanges. There were no outstanding forward contract positions at December 31, 2013.

Exchange Memberships and Stock—Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate, in accordance with Accounting Standards Codification ("ASC") 940-340, Financial Services–Broker and Dealers. Management believes that no impairment occurred in the value of exchange membership seats during the year ended December 31, 2013. The Company's exchange memberships at December 31, 2013 are carried at $84,000 and are included in other assets on the statement of financial condition.

Exchange stock includes shares that the Company holds in order to attain certain trading privileges. The Company's exchange stock at December 31, 2013 is valued at $958,963 and is included in other assets on the statement of financial condition.

Equipment—Equipment is stated at cost less accumulated depreciation. Depreciation of assets is primarily provided for using the straight-line method over 3 years, the estimated useful lives of the assets. The Company did not purchase any equipment during the year.

Income Taxes—The Company is a single-member limited liability company and is treated as a disregarded entity for United States (U.S.) federal, state and local income tax purposes. Accordingly, no provision for federal or state income taxes is required. The Company is included in the consolidated income tax return of Virtu Financial LLC.

The Company accounts for uncertain tax positions in accordance with ASC 740, *Income Taxes*. The Company is required to determine whether a tax provision is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely realized upon ultimate settlement. Based on its analysis, the Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position as of December 31, 2013.

Recent Accounting Pronouncements—In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This update amends existing guidance on fair value measurements related to (i) instruments held in a portfolio, (ii) instruments classified within members' equity, (iii) application of the "highest and best use" concept to nonfinancial assets, (iv) application of blockage factors and other premiums and discounts in the valuation process and (v) other matters. In addition, ASU 2011-04 expanded the required disclosures around fair value measurements, including (i) reporting the level in the fair value hierarchy used to value assets and liabilities which are not measured at fair value, but where fair value is disclosed, and (ii) qualitative disclosures about the sensitivity of Level 3 fair value measurements to changes in unobservable inputs used. This update was effective for the first interim or annual period beginning after December 15, 2011. The Company has adopted the provisions of ASU No. 2011-04 regarding fair value measurement and the adoption did not have a material impact on the statement of financial position of the Company, other than additional disclosures.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities*, which requires entities to disclose information about financial instruments and derivative instruments that have been offset or that are subject to enforceable master netting arrangements, to enable users of its financial statement to understand the effect of those arrangements on its financial position. Entities will be required to provide both net (offset amounts) and gross information in the notes to the financial statement for relevant assets and liabilities that are offset or subject to the arrangements. The amendments in ASU No. 2011-11 are effective for interim and annual periods beginning on or after January 1, 2013 (that is, fiscal year ending December 31, 2013) and an entity should provide the disclosures required by the amendments retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, which clarified that the scope of ASU 2011-11 is limited to include derivatives accounted for in accordance with Topic 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar

agreement. The effective date is the same as the effective date of ASU 2011-11. The Company has adopted the provisions of ASU No. 2011-11 and the adoption did not have a material impact on the statement of financial position of the Company, other than additional disclosures.

3. FINANCIAL ASSETS AND LIABILITIES

The fair value of equities and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1. Fair value of the Company's options contracts is based on the indicative prices obtained from the banks that are counterparties to these contracts, as well as management's own analyses. The indicative prices have been independently validated through the Company's risk management systems, which are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange. At December 31, 2013, the Company's options contracts have been categorized as Level 2 of the ASC 820-10 fair value hierarchy.

The following table summarizes all financial instruments at fair value on a recurring basis, within the fair value hierarchy levels as of December 31, 2013:

	Assets at fair value, December 31, 2013			
	Level 1	Level 2	Level 3	Total
Financial instruments owned				
Equities	$ 582,044,943	$ -	$ -	$ 582,044,943
Exchange Traded Notes	21,816,871	-	-	21,816,871
Options	-	894,577	-	894,577
	$ 603,861,814	$ 894,577	$ -	$ 604,756,391
Financial instruments owned and pledged as collateral				
Equity securities	$ 379,275,862	$ -	$ -	$ 379,275,862
Exchange Traded Notes	33,938,022	-	-	33,938,022
	$ 413,213,884	$ -	$ -	$ 413,213,884
Other Assets				
Exchange stock	$ 958,963	$ -	$ -	$ 958,963
	$ 958,963	$ -	$ -	$ 958,963

	Liabilities at fair value, December 31, 2013			
	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased				
Equities	$ 474,897,307	$ -	$ -	$ 474,897,307
Exchange Traded Notes	31,642,257	-	-	31,642,257
Options	-	1,973,087	-	1,973,087
	$ 506,539,564	$ 1,973,087	$ -	$ 508,512,651

Excluded from the table above is variation margin on long and short futures contracts in the amount of $(2,520,219) which are included within Receivables from brokers-dealers and clearing organizations.

There were no assets or liabilities measured at fair value on a nonrecurring basis during 2013.

The Company adopted the guidance in ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* for periods beginning after January 1, 2013. This authoritative guidance requires companies to report disclosures of offsetting assets and liabilities.

The Company does not net securities borrowed and securities loaned, which are presented on a gross basis in the statement of financial condition. In the tables below, the amounts of derivative financial instruments owned that are not offset in the statement of financial condition, but could be netted against financial liabilities with specific counterparties under master netting agreements, including clearing houses (exchange traded futures and options contracts) or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these derivative financial instruments.

The following tables set forth the netting of financial assets and of financial liabilities as of December 31, 2013, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

					December 31, 2013		
		Gross Amounts	Net Amounts of	Gross Amounts Not Offset in the		
	Gross Amounts of	Offset in the	Assets Presented in	Statement of Financial Condition		
	Recognized	Statement of	the Statement of	Financial	Cash Collateral	
Offsetting of Financial Assets:	Assets	Financial Condition	Financial Condition	Instruments	Received	Net Amount
Securities borrowed	$ 708,103,117		$ 708,103,117	$ (700,245,512)	$ -	$ 7,857,605
Receivables from broker dealers and clearing organizations						
Futures contracts	(2,520,219)	2,720,130	199,911	-	-	199,911
Financial instruments owned, at fair value:						
Options	894,577		894,577	(894,577)	-	-
Total	$ 706,477,475	$ 2,720,130	$ 709,197,605	$ (701,140,089)	$ -	$ 8,057,516

		Gross Amounts	Net Amounts of	Gross Amounts Not Offset in the		
	Gross Amounts of	Offset in the	Liabilities Presented in	Statement of Financial Condition		
	Recognized	Statement of	the Statement of	Financial	Cash Collateral	
Offsetting of Financial Liabilities:	Liabilities	Financial Condition	Financial Condition	Instruments	Pledged	Net Amount
Securities loaned	$ 1,029,311,585	-	$ 1,029,311,585	$ (1,029,214,740)	$ -	$ 96,845
Financial instruments sold, not yet purchased, at fair value:						
Options	1,973,087	-	1,973,087	(1,973,087)	-	-
Total	$ 1,031,284,672	$ -	$ 1,031,284,672	$ (1,031,187,827)	$ -	$ 96,845

4. DERIVATIVE INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives,

principally futures, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying financial instruments are currencies and commodities which are actively traded on exchanges.

Derivatives used for economic hedging purposes include futures and may include forward contracts. The Company does not have derivative instruments designated as hedging instruments and does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*.

In connection with its derivative activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to offset counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default.

The following tables summarize the fair value of derivative instruments not designated as hedging instruments by type of derivative contract on a gross basis as of December 31, 2013.

Asset Derivatives	Balance Sheet Classification	Fair Value	Notional
Equities Futures	Receivables from broker dealers and clearing organizations	$ (2,704,754)	$ 207,399,723
Currency Futures	Receivables from broker dealers and clearing organizations	184,535	56,981,495
Options	Financial instruments owned, at fair value	894,577	94,059,150

Liability Derivatives	Balance Sheet Classification	Fair Value	Notional
Options	Financial instruments sold, not yet purchased	$ 1,973,087	$ 81,701,250

5. **RECEIVABLES FROM AND PAYABLES TO BROKER DEALERS AND CLEARING ORGANIZATIONS**

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivable	Payable
Unsettled trades	$ 94,173,163	$ 130,899,456
Net equity with FCM and brokerage accounts	43,664,394	186,830,675
Deposits with clearing organizations	37,031,253	-
Securities failed to deliver/receive	115,887,314	9,736,732
	$ 290,756,124	$ 327,466,863

6. COLLATERALIZED TRANSACTIONS

The Company enters into securities borrowing and lending transactions and agreements to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including U.S. equity shares. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties to cover short positions. Amounts relating to collateralized transactions at December 31, 2013 are summarized as follows:

Fair value of securities received as collateral	$	690,449,655
Fair value of securities owned and pledged		413,213,884

All securities borrowed are used to cover short positions except for $3,724,451 which was repledged as collateral for short-term borrowings.

7. CONCENTRATION OF CREDIT RISK AND CURRENCY RISK

The Company maintains U.S. checking accounts with balances frequently in excess of $250,000. The Federal Deposit Insurance Corporation (FDIC) insures combined accounts up to $250,000. The Federal Deposit Insurance Corporation from December 31, 2010, through December 31, 2013, insures all funds in a U.S. noninterest-bearing transaction account in full. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

Credit Risk—Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the broker-dealers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its investment activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

Currency Risk—Though predominantly invested in U.S. dollar-denominated financial instruments at December 31, 2013, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off balance sheet financial instruments. These financial instruments include futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2013, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2013.

9. SHORT-TERM BORROWINGS

The Company is a party to multiple credit facilities with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. One of the facilities is provided on a committed basis and is available for borrowings by one of the Company's broker-dealer subsidiaries up to a maximum of the lesser of $50.0 million or an amount determined based on agreed advance rates for pledged securities. In connection with this credit facility, the Company entered into a demand promissory note dated July 22, 2013. The other facilities with the same financial institution are provided on an uncommitted basis and are available for borrowings by the Company's broker-dealer subsidiaries up to a maximum amount of $100.0 million. The loans provided under the facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and, in the case of the committed facility, bears interest at a rate per annum at the Company's election equal to either an adjusted LIBOR rate or base rate, plus a margin of 1.25% per annum, or, in the case of the uncommitted facilities, at a rate set by the financial institution on a daily basis (1.04% at December 31, 2013). As of December 31, 2013, the outstanding principal balance on the demand promissory notes was $72,800,000, which was recorded within short-term borrowings in the accompanying statement of financial condition.

The Company entered into a credit facility with a financial institution on August 8, 2011 with approximately $10.0 million available for borrowing. The loan proceeds of the credit facility are available only to finance the Company's ordinary course securities positions held in its trading account with the financial institution's affiliate. The credit facility is collateralized by the securities held in such account and bears interest at the rate published by Bank of Mexico on business day immediately preceding the date on which the calculation is made. There was no outstanding balance as of December 31, 2013.

10. RELATED-PARTY TRANSACTIONS

The Company incurred service fees to related entities (the Parent, the Ultimate Parent, VFH Parent LLC, Virtu Financial Services LLC, and MVC Research LLC, referred to collectively as the "Providers") under common control. The Company has an agreement with the Providers for compensation, technology and administrative services based on an intercompany service agreement. The agreement may be terminated without cause or further obligation by the Company with 30 days written notice. The Company did not have any service fees payable as of December 31, 2013.

The Company may provide or receive funding from affiliates in the ordinary course of business. As of December 31, 2013 the Company had a receivable of $5,164,181 from its affiliates.

The Company enters into securities lending arrangements with Virtu Financial Capital Markets LLC, a related party under common control. At December 31, 2013, the Company had securities borrowed and loaned in the amount of $40,300 and $0, respectively. The Company had interest receivable and payable of $4 and $9, respectively, on the securities borrowed and loaned.

The Company enters into forward contracts with related parties under common control of the Parent. These contracts are subject to an agreement approved by the ISDA between the Company and the related party.

11. CONTINGENCIES

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company disputes liabilities in connection with all such proceedings and claims, and the Company intends to vigorously defend itself against all such proceedings and claims. However, the ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown. Where available information indicates that it is probable a liability had been incurred at the date of the financial statement and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any known matters will not result in any material adverse effect on the Company's financial position.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances. At December 31, 2013, the Company had net capital of $49,691,518 of which $48,691,518 was in excess of its required net capital of $1,000,000.

13. INDEMNIFICATION ARRANGEMENTS

Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its operating agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 1, 2014, the date on which the financial statement was issued. The Company did not note any subsequent events requiring disclosure or adjustments to the financial statement.

On February 24, 2014, the Company executed an offer of settlement with the Financial Industry Regulatory Authority's Department of Market Regulation, which consisted of a censure and a fine of $135,000.

From January 1, 2014 to March 1, 2014, the Company paid dividends to its member in the amount of $9,000,000.

Deloitte.

Deloitte & Touche LLP
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March 1, 2014

Virtu Financial BD LLC
645 Madison Avenue
New York, NY 10022

In planning and performing our audit of the financial statements of Virtu Financial BD LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated March 1, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated March 1, 2014.

The material weakness relates to the Company's lack of designed and implemented controls in place for the preparation and review of reconciliations, particularly as it relates to expense accruals, to ensure the production of accurate financial statements. The Company is in the process of remediating the material weakness by improving the design and implementation of controls around accounting reconciliations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that other than the matter noted in the previous paragraph, which represented a material inadequacy as of and for the year ended December 31, 2013, the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Chicago Stock Exchange. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP